Free Writing Prospectus Filed Pursuant to Rule 433
To Prospectus dated September 9, 2019
Preliminary Prospectus Supplements, each dated March 16, 2021
Registration Statement File No. 333‑233669

SOUTH JERSEY INDUSTRIES, INC.

Concurrent Offerings of:

10,250,000 Shares of Common Stock
(the “Common Stock Offering”)

and

6,000,000 Equity Units
(Initially Consisting of 6,000,000 Corporate Units)
(the “Equity Units Offering” and, together with the Common Stock Offering, the “Offerings”)

Pricing Term Sheet dated
March 17, 2021

The information in this pricing term sheet relates to the Offerings and should be read together with (i) the preliminary prospectus supplement dated March 16, 2021 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) and (ii) the preliminary prospectus supplement dated March 16, 2021 relating to the Equity Units Offering (the “Equity Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), in each case, including the documents incorporated by reference therein and the related base prospectus dated September 9, 2019, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-233669). Terms used but not defined herein, with respect to either Offering, have the meanings ascribed to them in the applicable Preliminary Prospectus Supplement.

Company	South Jersey Industries, Inc., a New Jersey corporation
Company Stock Ticker	New York Stock Exchange “SJI”
Pricing Date	March 17, 2021
Trade Date	March 18, 2021
Closing Price of the Common Stock on March 17, 2021	$22.50 per share
Settlement Date	March 22, 2021
Registration Format	SEC Registered

Common Stock Offering

Title of Securities	Common stock, par value $1.25 per share, of the Company (the “Common Stock”)
Number of Shares of Common Stock Offered by the Company	362,359 (or 1,899,859 if the underwriters of the Common Stock Offering exercise their option to purchase up to 1,537,500 additional shares of Common Stock in full)
Number of Shares of Common Stock Offered by the Forward Seller	9,887,641
Common Stock Public Offering Price	$22.25 per share of Common Stock
Underwriting Discounts and Commissions
$0.77875 per share of Common Stock

Approximately $7.98 million in aggregate (or approximately $9.18 million if the underwriters of the Common Stock Offering exercise their option to purchase up to 1,537,500 additional shares of Common Stock in full)

The underwriters of the Common Stock Offering propose to offer the shares of Common Stock to dealers at the Common Stock Public Offering Price less a concession not in excess of $0.46725 per share of Common Stock.

Estimated Net Proceeds to the Company from the Common Stock Offering
 The Company estimates that it will receive net proceeds of approximately $7.48 million from the sale of Common Stock offered and sold by the Company in the Common Stock Offering after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company estimates that it will receive net proceeds of approximately $40.49 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full. The Company will not initially receive any proceeds from the sale of Common Stock offered by the forward seller, unless an event occurs that requires the Company to sell the Common Stock to the underwriters of the Common Stock Offering.  Assuming that the forward sale is physically settled, at an initial forward sale price of $21.47125 per share, the Company expects to receive net proceeds of approximately $212.3 million, subject to the price adjustment and other provisions of the forward sale agreement, in the event of full physical settlement of the forward sale agreement, which settlement must occur within approximately 12 months of the date of the Common Stock Preliminary Prospectus Supplement. The forward sale price that the Company expects to receive upon physical settlement of the forward sale agreement will be subject to adjustment on a daily basis based on a floating interest rate factor equal to the overnight bank funding rate less a spread and will be decreased on each of certain dates specified in the forward sale agreement during the term of the forward sale agreement. The forward sale price will also be subject to decrease if the cost to the forward seller of borrowing the number of shares of Common Stock underlying the forward sale agreement exceeds a specified amount. If the overnight bank funding rate is less than the spread on any day, the interest factor will result in a daily reduction of the forward sale price. As of the date of the Common Stock Preliminary Prospectus Supplement, the overnight bank funding rate was less than the spread.

Lead Bookrunner	BofA Securities, Inc.
Joint Bookrunner	Guggenheim Securities, LLC

Lead Manager	J.P. Morgan Securities LLC
Co-Managers	Janney Montgomery Scott LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC Siebert Williams Shank & Co., LLC Wells Fargo Securities, LLC
CUSIP for the Common Stock	838518108
ISIN for the Common Stock	US8385181081

Equity Units Offering

Title of Securities
Equity Units that will each have a stated amount of $50.00 and will initially be in the form of a Corporate Unit consisting of a purchase contract issued by the Company and, initially, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of 2021 Series B 1.65% Remarketable Junior Subordinated Notes due 2029 to be issued by the Company (each being referred to as an “RSN”)

Number of Equity Units Offered	6,000,000 (or 6,900,000 if the underwriters of the Equity Units Offering exercise their option to purchase up to 900,000 additional Corporate Units in full, solely to cover over-allotments)
Aggregate Offering Amount	$300,000,000 (or $345,000,000 if the underwriters of the Equity Units Offering exercise their over-allotment option in full)
Stated Amount per Equity Unit	$50.00
Corporate Unit Public Offering Price	$50.00 per Corporate Unit
Underwriting Discounts and Commissions
$1.50 per Corporate Unit

$9 million in aggregate (or $10.35 million if the underwriters of the Equity Units Offering exercise their over-allotment option in full)

The underwriters of the Equity Units Offering propose to offer the Corporate Units to dealers at the Corporate Unit Public Offering Price less a concession not in excess of $0.90 per Corporate Unit.

Estimated Net Proceeds to the Company from the Equity Units Offering

The Company estimates that it will receive net proceeds of approximately $290.7 million from the sale of Corporate Units in the Equity Units Offering after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company estimates that it will receive net proceeds of approximately $334.4 million if the underwriters of the Equity Units Offering exercise their over-allotment option in full.

Interest Rate on the RSNs	1.65% per year subject to modification in connection with a successful remarketing

Interest Payment Dates	Prior to a successful remarketing, January 1, April 1, July 1, and October 1 of each year, commencing on July 1, 2021
Contract Adjustment Payment Rate
7.10% per year on the Stated Amount per Equity Unit, or $3.55 per year, subject to the Company’s right to defer contract adjustment payments, as described in the Equity Units Preliminary Prospectus Supplement

Contract Adjustment Payment Dates	January 1, April 1, July 1, and October 1 of each year, commencing on July 1, 2021
Deferred Contract Adjustment Payments
Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 8.75% per annum, compounded on each Contract Adjustment Payment Date to, but excluding, the Contract Adjustment Payment Date on which such deferred contract adjustment payments are paid.

Total Distribution Rate on the Corporate Units	8.75% per annum
Reference Price	$22.25 (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement)
Threshold Appreciation Price	$26.14375 (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which represents appreciation of 17.5% over the Reference Price
Minimum Settlement Rate
1.9125 shares of Common Stock (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price

Maximum Settlement Rate
2.2472 shares of Common Stock (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Reference Price

Purchase Contract Settlement Date	April 1, 2024 (or if such day is not a business day, the following business day)
RSN Maturity Date	April 1, 2029
Sole Bookrunner	BofA Securities, Inc.
Joint Lead Managers	Guggenheim Securities, LLC J.P. Morgan Securities LLC
Co-Managers	KeyBanc Capital Markets Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC Wells Fargo Securities, LLC Citizens Capital Markets, Inc. TD Securities (USA) LLC
Listing	The Company intends to apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units.

CUSIP for the Corporate Units	838518 306
ISIN for the Corporate Units	US8385183061
CUSIP for the Treasury Units	838518 405
ISIN for the Treasury Units	US8385184051
CUSIP for the RSNs	838518 AB4
ISIN for the RSNs	US838518AB47
Allocation of the Purchase Price
At the time of issuance, the fair market value of the applicable ownership interest in the RSNs will be $50.00 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement
Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Equity Units Preliminary Prospectus Supplement, a holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Equity Units Preliminary Prospectus Supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the RSNs as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 160,000 Corporate Units. If a purchase contract is settled early, the number of shares of Common Stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change
Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” in the Equity Units Preliminary Prospectus Supplement, following a “fundamental change” (as defined in the Equity Units Preliminary Prospectus Supplement) that occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, each holder of a purchase contract will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the Equity Units Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value equaled the stock price (as defined in the Equity Units Preliminary Prospectus Supplement), plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Equity Units Preliminary Prospectus Supplement) for the fundamental change:

			Stock Price on Effective Date
Effective Date	$5.00	$10.00	$15.00	$20.00	$22.25	$24.00	$26.14	$30.00	$40.00	$50.00	$75.00	$100.00	$150.00
March 22, 2021	1.3954	0.5760	0.2710	0.0673	0.0000	0.1208	0.2486	0.1931	0.1256	0.1015	0.0748	0.0583	0.0393
April 1, 2022	0.8554	0.3664	0.1624	0.0000	0.0000	0.0560	0.1875	0.1385	0.0870	0.0719	0.0525	0.0400	0.0266
April 1, 2023	0.3830	0.1754	0.0782	0.0000	0.0000	0.0030	0.1321	0.0841	0.0474	0.0395	0.0271	0.0203	0.0135
April 1, 2024	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0006	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Equity Units Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the two effective dates based on a 365-day year, as applicable;

•  if the stock price is in excess of $150.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

•  if the stock price is less than $5.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the RSNs as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the RSNs as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 160,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

The issuer has filed a registration statement (including a prospectus), as amended, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates (File No. 333-233669). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the relevant Offering will arrange to send you the base prospectus and the relevant Preliminary Prospectus Supplement if you request them from BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department or by emailing to dg.prospectus_requests@bofa.com.

This communication should be read in conjunction with the relevant Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying base prospectus. In all other respects, this communication is qualified in its entirety by reference to the relevant Preliminary Prospectus Supplement and the accompanying base prospectus.

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